ZHONGPIN INC.

21 Changshe Road, Changge City, Henan Province, PRC 461500  Tel: (86) 374 6217818  Fax: (86) 374 6217818

VIA EDGAR AND FACSIMILE

January 27, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Sonia Bednarowski

Re:	Zhongpin Inc.
Registration Statement on Form S-3 (File No. 333-171093)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Zhongpin Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 P.M. EST, on January 31, 2011, or as soon thereafter as practicable.

The Company acknowledges that:

•
should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Zhongpin Inc.

By: /s/ Feng Wang
Name: Feng Wang
Title: Chief Financial Officer